Exhibit 99.2

Xiao-I to Launch the Company’s Large Language Model at a Press
Conference on Thursday, 29th June

SHANGHAI, China, (June 29, 2023) -- Xiao-I Corporation (NASDAQ: AIXI) (“Xiao-I” or the “Company”), a leading cognitive artificial intelligence (AI) enterprise in China, is set to release its Large Language Model (LLM) at the Shanghai Film Museum on Thursday, June 29, at 2 p.m. CST UT+8:00.

“LLMs can lead humanity into a positive era of AI, this is a critical moment for China’s AI industry,” stated Mr. Yuan Hui, Chairman and CEO of Xiao-I. “It is imperative for China to develop its own ChatGPT.”

Xiao-I’s LLM can directly integrate with business systems, empowering enterprise-level software. It can also generate a controllable output, be rapidly deployed to a user system, and achieve systemic delivery to realize “controllable, customizable, and deliverable” goals.

The Model is “controllable” in terms of ideology, laws and regulations, computing power algorithms, cultural values, ethics, and morality. It ensures controllable data security at the national level and controllable content output at the enterprise level. As a “customizable” system, it caters to the specific needs of customers, such as models, contents, components, and scenes. The model’s “deliverable” nature ensures low computing power costs, low deployment costs, and low training costs for LLMs.

Xiao-I’s LLM has 5 major highlights that set it apart within the industry.

1.	It possesses rich natural language understanding capabilities, including comprehension and generation of complex texts.

2.	It can integrate with information services through component expansion, enabling various practical scenarios such as querying, analyzing, and summarizing dynamic data.

3.	It addresses incremental learning of knowledge content achieves continuous improvement through “IlifeLong Learning (iL3)” approach.

4.	It expands the capabilities of the Model horizontally through intelligent enhancement, to extent its potential applications.

5.	The Linear Framework enables faster and more flexible personalized customization.

The press conference will focus on the Model’s milestones, showcasing its intelligence and distinctive characteristics through product demonstration, comprehensive explanation, and on-site experiences.

Time of announcement: Thursday, June 29 02:00pm CST UT+8:00

Venue: Studio 5, Shanghai Film Museum, No. 595 North Caoxi Rd., Xuhui Dst., Shanghai, China

Join online:

https://zoom.us/j/95289858759?pwd=WXR6Z1QzeHFBNURKd0xJVUoxdThSUT09

Zoom ID: 952 8985 8759

Password: 20230629

About Xiao-I Corporation

Xiao-I is leading the development of the global AI industry with cognitive intelligence as its core. Since its establishment in 2001, the Company has focused on natural language processing-based cognitive intelligence patents and their industrial applications. Upholding a customer-oriented core value, Xiao-I offers a range of solutions and comprehensive services from technology to products for global enterprise customers.

After over 20 years of dedicated efforts, Xiao-I’s technologies have been deployed in thousands of application scenarios across various sectors, such as customer service center, intelligent finance, smart enterprises, smart energy and transportation, smart education, smart healthcare, smart manufacturing, intelligent parks, and intelligent construction and communication. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact

PTG-ASIA

Ms. Grace Hsu

+86 13717891416

Email: grace@ptg-asiagroup.com

Mr. Jason Naim

+86 13911757823

Email: jason@ptg-asiagroup.com